Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-185357

PROSPECTUS SUPPLEMENT NO. 8
(To Prospectus dated December 12, 2012)

ADVAXIS, INC.

This prospectus supplement No. 8 (the “Supplement”) supplements the prospectus dated December 12, 2012, as supplemented to date (the “Final Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-185357). The Final Prospectus and this Supplement relate to the disposition from time to time of up to 115,000,000 shares of our common stock, which are held or may be held by the selling stockholder named in the Final Prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

This Supplement should be read in conjunction with the Final Prospectus, which is to be delivered with this Supplement. This Supplement updates, amends and supplements the information included or incorporated by reference in the Final Prospectus. If there is any inconsistency between the information in the Final Prospectus and this Supplement, you should rely on the information in this Supplement.

This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Final Prospectus, including any amendments or supplements to it.

Hanover Draw Down

On May 15, 2013, we expect to settle a draw down pursuant to the Common Stock Purchase Agreement between us and Hanover Holdings I, LLC (“Hanover”) dated as of October 26, 2012 (the “Purchase Agreement”), at a price of $0.05985 per share with respect to 400,000 shares of our common stock issued to Hanover.  The per share price for such shares was established under the terms of the Purchase Agreement. We expect to receive total net proceeds of $23,940 in connection with this draw down.  After giving effect to the settlement of all draw downs under the Purchase Agreement, including the settlement described in this Supplement, an aggregate of approximately $7,065,377.56 worth of shares of common stock remain available to be issued under the Purchase Agreement, subject to the terms, conditions and limitations set forth in the Purchase Agreement.

Our common stock is quoted on the Over-The-Counter Bulletin Board, or OTC Bulletin Board, under the symbol ADXS.OB. On May 14, 2013, the last reported sale price per share for our common stock as reported by the OTC Bulletin Board was $0.05.

Investing in our common stock involves a high degree of risk. We urge you to carefully consider the ‘‘Risk Factors’’ beginning on page 2 of the Final Prospectus and “Part I - Item 1A Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended October 31, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 8 is May 14, 2013.